Mail Stop 3010

February 1, 2010

Via U.S. Mail and Facsimile 619.241.2847

David Larson
President
The Small Business Company
1380 Willow Street
San Diego, CA 92106

>   **Re: The Small Business Company**
>   **Item 4.01 Form 8-K**
>   **Filed September 2, 2009**
>   **File No. 0-52184**

Dear Mr. Larson:

        We raised issues relating to the PCAOB registration revocation of Moore &
Associates, Chartered, your former accountants, in letters dated September 1 and
September 4, 2009. As of the date of this letter, the issues relating to how you intend to
address any re-audit requirements as the result of the PCAOB registration revocation of
Moore & Associates remains outstanding and unresolved. We expect you to contact us
by February 11, 2010 to provide a substantive response to this issue or to advise us why
you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by February 11,
2010, we will, consistent with our obligations under the federal securities laws, decide
how we will seek to resolve material outstanding comments and complete our review of
your filings and your disclosure. Among other things, we may decide to release publicly,
through the agency's EDGAR system, all correspondence, including this letter, relating to
the review of your filing, consistent with the staff's decision to release publicly comment
letters and response letters relating to disclosure filings it has reviewed. You can find
more information about the staff's decision to release filing correspondence at
http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-
72.htm.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at 202.551.3573 if you have questions.

Sincerely,

Mark Rakip
Staff Accountant